

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2014

Via E-mail
Jose P. Quiros
Chief Executive Officer
STL Marketing Group, Inc.
10 Boulder Crescent, Suite 102
Colorado Springs, CO 80903

> **Re:** **STL Marketing Group, Inc.**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed March 28, 2014**
> **File No. 000-55013**

Dear Mr. Quiros:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 24 in our letter dated January 3, 2014 in which you state that you were "not a shell company as of February 6th, 2014." Please provide us with a detailed analysis as to why you do not believe you currently are a shell company as defined in Rule 405 of the Securities Act of 1933, as amended.

2. We note your response to comment 2 in our letter dated January 3, 2014, stating that you have "sent the Lease Agreement to the offices of the Commission." However, we have not received a copy of the Lease Agreement and note that the Lease Agreement has not been included in the exhibit index. Please advise us as to whether your intention is to file the agreement as an exhibit to your filing and submit a confidential treatment request for certain limited redacted portions of the agreement pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, or to submit the agreement as supplemental material and make a concurrent request that the agreement be returned to

you pursuant to Rule 12b-4 under the Exchange Act and/or afforded confidential treatment under Rule 83.

3. We note your response to comment 4 in our letter dated January 3, 2014, stating that you have "provided the AEP Report in full via regular mail to the Commission as the contents of this report are confidential." However, we have not received a copy of the AEP Report. Please advise us as to whether your intention is to file the report as an exhibit to your filing and submit a confidential treatment request for certain limited redacted portions of the report pursuant to Rule 24b-2 under the Securities Exchange Act of 1934, as amended, or to submit the report as supplemental material and make a concurrent request that the report be returned to you pursuant to Rule 12b-4 under the Exchange Act and/or afforded confidential treatment under Rule 83.

Item 1A. Risk Factors, page 7

4. We note, for example, your statement that "[a]s of December 31, 2012, we had an accumulated deficit of $1,574,530." Further, we also note your estimate that you have "sufficient capital for operations through the first quarter of the 2014 fiscal year." Please update this section to provide information as of the end of your most recently completed fiscal year.

Item 3. Properties, page 17

5. We note that your lease agreement for the office located at 10 Boulder Crescent, Suite 102, Colorado Springs, CO 80903 expired on October 31, 2013. Further, we note the disclosure on page F-19, in Note 13 to the financial statements of STL Marketing Group, Inc. & Subsidiaries, that such lease has been renewed for an additional three years. Please update your disclosure accordingly and provide the current lease terms, including a copy of the lease or amendment, as applicable.

6. In the third paragraph of this section, you describe the lease with Guanacaste, Costa Rica as being both "potential" and currently in place. Please revise your disclosure to clarify the current status of the lease agreement. If the lease has not yet been executed, please explain how you know the terms of the lease. If the lease has been executed, please clarify the terms of the agreement and tell us whether the agreement is material.

Item 4. Security Ownership of Certain Beneficial Holders and Management, page 17

7. We note that the beneficial ownership table on page 18 reflects that Jose P. Quiros holds 126.48% of your outstanding shares. We further note that the table reflects that an aggregate amount equal to 256.27% of all your outstanding shares are held by your directors, officers and more than 5% beneficial owners. Please revise such table such that the percentage of all classes of stock held by each such beneficial holder is calculated out

of the total number of outstanding shares, rather than each separate class. We may have further comments.

8. Please revise the beneficial ownership table such that the percentage of each class of stock held by each beneficial owner is correctly represented in the table. For example, we note that Jose P. Quiros holds 100,000,000 shares of your common stock, which we believe constitutes 71.8% of the 139,223,524 outstanding shares of your common stock. However, the beneficial ownership table states that Mr. Quiros holds 26.48% of your outstanding common stock.

9. Please update this table to provide beneficial ownership information as of the most recent practicable date, including but not limited to the disclosure of any shares beneficially held by Tarpon Bay Partners, LLC and the addresses of beneficial owners of more than 5% of the outstanding stock. See Item 403 of Regulation S-K.

Item 6. Executive Compensation, page 19

10. Please provide disclosure with respect to executive compensation for your most recently completed fiscal year.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 21

11. Please provide disclosure with respect to related party transactions for your most recently completed fiscal year. Please also update the disclosure under the heading "Related Party Notes Payable" for this same period.

Item 8. Legal Proceedings, page 21

12. Please update this section to describe all applicable legal proceedings, including but not limited to the Settlement Agreement in the matter titled *Tarpon Bay Partners, LLC v. STL Marketing Group, Inc.*, Case No. 2014-CA-278, as described in your Current Report on Form 8-K, filed with the Commission on March 25, 2014. In addition, please update the disclosure throughout your registration statement to reflect the impact of the Settlement Agreement on your business and operations, as applicable.

Item 9. Market Price of and Dividends on the Registrant's Common Equity. . ., page 21

13. Please provide update your disclosure for your most recently completed fiscal year.

Item 10. Recent Sales of Unregistered Securities, page 22

14. Please update this disclosure, including but not limited to the issuance of shares to Tarpon Bay Partners, LLC, pursuant to the terms of the Settlement Agreement.

Item 13. Financial Statements and Supplementary Data, page 25

STL Marketing Group, Inc. & Subsidiaries Financial Statements, page 25

Consolidated Changes in Stockholders' Deficit, page F-3

15. We reviewed the revisions to your disclosure in response to comment 17 in our letter dated January 3, 2014. The net equity deficit acquired in the reverse merger should be recognized as an increase in the deficit accumulated during the development stage. Also, the deficit column and the deficit line item in the balance sheet should be combined with the deficit accumulated during the development stage. Please revise. Please also revise the statement of changes in stockholders' deficit included in Form 10-Q/A filed January 6, 2014.

Notes to the Condensed Consolidated Financial Statements, page F-6

Note 1 – Nature of Operations and Summary of Significant Accounting Policies, page F-6
Nature of Operations, page F-6

16. We reviewed the revisions to your disclosure in response to comment 22 in our letter dated January 3, 2014. As previously requested, please file a copy of the acquisition agreement as an exhibit to the filing.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2013

17. Please tell us why the amounts presented for the effect of the merger and recapitalization on additional paid in capital and deficit are different from the amounts reflected in the interim financial statements included in amendment to Form 10 filed March 28, 2014.

Exhibits 31.1 and 31.2

18. As previously requested in comment 28 of our letter dated January 3, 2014, please revise paragraphs 4 and 5 to conform exactly to the certifications as set forth in Item 601(b)(31)(i) of Regulation S-K.

You may contact Yolanda Guobadia, Staff Accountant at (202) 551-3562 or Bill Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551- 3696, Lilyanna Peyser, Special Counsel, at (202) 551-3222, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara L. Ransom
Assistant Director

cc: Joseph Lucosky, Esq.
        Lucosky Brookman LLP